NHCOHEN CAPITAL LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015 AND 2014

Exemption Provisions

The Firm has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

NHCohen Capital LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Period Ended December 31, 2015

NHCohen
PARTNERS LLC

› Perspective and Insight

Assertions Regarding Exemption Provisions

We, as members of management of NHCohen Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)).

The Company met the identified exemption provision without exception throughout the period October 22, 2014 through December 31, 2015.

NH Cohen Capital LLC

By:



, President

(Name and Title)

January 28, 2016

(Date)

2 Park Avenue, 14th Floor New York, NY 10016 T 212.498.6960 F 855.856.6483 | www.nhcohenpartners.com

Securities offered through NHCohen Capital LLC, a registered broker dealer with the Securities and Exchange Commission and member of FINRA. NHCohen Capital LLC and NHCohen Partners LLC are affiliated companies